UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Horizon Space Acquisition II Corp.
Full name of registrant:

Former name if applicable:

1412 Broadway 21st Floor, Suite 21V
Address of principal executive office (Street and number):

New York, NY 10018
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Horizon Space Acquisition II Corp. (the “Company”) was unable to file its Annual Report on Form 10-K on a timely basis without incurring undue hardship and expense, because the Company requires additional time to work internally to assemble certain information to finalize the Form 10-K.

The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mingyu (Michael) Li	+1	(646)257-5537
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in its results of operations for the fiscal year ended December 31, 2025, as compared to the fiscal year ended December 31, 2024, primarily as a result of the payments of the extension fee.

Pursuant to the then effective amended and restated memorandum and articles of association of the Company, the Company had until November 18, 2025 to complete its initial business combination. However, the Company may extend the period of time to consummate a business combination up to two times, each by an additional three-month extension, up to May 18, 2026, subject to Horizon Space Acquisition II Sponsor Corp., a Cayman Islands company, the sponsor of the Company (the “Sponsor”) and/or its designee, depositing $690,000 (the “Extension Fee”) into the trust account of the Company (the “Trust Account”).

On or about November17, 2025, an aggregate of $690,000 of the Extension Fee was deposited into the Trust Account for the Company’s public shareholders by Hsiao-Lan Wu, a designee of the Sponsor, which enables the Company to extend the period of time it has to consummate its initial business combination by three months from November 18, 2025 to February 18, 2026.

As a result of the payment of the Extension Fee, the Company expects significant change in the results of the operation during the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024.

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Horizon Space Acquisition II Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By	/s/ Mingyu (Michael) Li
Mingyu (Michael) Li
Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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